September 29, 2025

VIA EDGAR

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anuja Majmudar
Daniel Morris

Re:	Mesa Air Group, Inc. Amendment No. 3 to Registration Statement on Form S-4 Filed September 29, 2025 File No. 333-288622

Acceleration Request
	Requested Date:	September 30, 2025
	Requested Time:	4:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mesa Air Group, Inc. (the “Registrant”) respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare it effective on September 30, 2025, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant or its legal counsel may request via telephone to the staff of the Commission. The Registrant hereby authorizes each of Gregory R. Hall and Kevin E. Criddle of DLA Piper LLP (US), counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event by calling Gregory R. Hall at (480) 606-5116. Please also contact him should you have any questions.

Very truly yours,

Mesa Air Group, Inc.

/S/ Brian S. Gillman
Brian S. Gillman
Executive Vice President, General Counsel and Secretary

cc:	Gregory R. Hall, DLA Piper LLP (US)
Kevin E. Criddle, DLA Piper LLP (US)